SEC' 09041889 ISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-

SEC Mail Processing Section
AUG 28 2009
Washington, DC
122

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PENNALUNA & COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

421 SHERMAN AVENUE, SUITE 203
(No. and Street)

COEUR D'ALENE	IDAHO	83814
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RONALD B. NICKLAS (208) 667-7472
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAGNUSON, MCHUGH & CO., P.A.
(Name – *if individual, state last, first, middle name*)

2100 NORTHWEST BLVD. SUITE 400	COEUR D'ALENE,	IDAHO	83814
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RONALD B. NICKLAS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PENNALUNA & COMPANY, INC., as of JUNE 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres

Title

Notary Public 5/14/13

NANCY C PFEIFER NOTARY PUBLIC STATE OF IDAHO

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PENNALUNA & COMPANY

FINANCIAL STATEMENT
JUNE 30, 2009

Pennaluna & Company
June 30, 2009

TABLE OF CONTENTS

FINANCIAL STATEMENTS

Magnuson, McHugh
& Company, P.A.
CPAs and Consultants

INDEPENDENT AUDITORS' REPORT

Pennaluna & Company
421 Sherman Ave., Suite 203
Coeur d'Alene, ID 83814

We have audited the accompanying statement of financial condition of Pennaluna & Company as of June 30, 2009, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pennaluna & Company as of June 30, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Magnuson, McHugh & Company, P.A.

August 25, 2009

2100 Northwest Blvd., Suite 400 • PO Box 1379 • Coeur d'Alene, ID 83816-1379
208-765-9500 • 800-735-1115 • fax: 208-667-9174 • cpas@mmcocpa.com

Pennaluna & Company

STATEMENT OF FINANCIAL CONDITION
June 30, 2009

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 111,969
Accounts receivable	48,637
Prepaid expense	10,382
Securities owned at market value	519,929
Escrow account	6,824
Current portion of deferred tax asset	13,524
Total current assets	711,265
PROPERTY AND EQUIPMENT	
Furniture and equipment	178,682
Less accumulated depreciation	(148,881)
Total property and equipment	29,801
OTHER ASSETS	
Security deposit	500
Investments not readily marketable	41,800
Goodwill, net of amortization	20,000
Total other assets	62,300
Total assets	$ 803,366

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 105,983
Securities sold, not yet purchased	47,655
Total current liabilities	153,638
LONG-TERM LIABILITIES	
Deferred tax liability	6,146
Total long-term liabilities	6,146
SHAREHOLDERS' EQUITY	
Capital stock, non-assessable, par value $1.00 per share, authorized 50,000 shares of which 46,182 are issued	47,882
Additional paid in capital	383,415
Retained earnings	361,285
Less treasury stock - 1,800 shares at cost	(149,000)
Total shareholders' equity	643,582
Total liabilities and shareholders' equity	$ 803,366

The accompanying "Notes to Financial Statements" are an integral part of this statement.

Pennaluna & Company

STATEMENT OF INCOME
For the Year Ended June 30, 2009

INCOME	
Commissions	$ 993,546
Trading profits	891,471
Total income	1,885,017
EXPENSES	
Salaries	1,194,478
Trading expenses	339,009
Quote service	135,042
Payroll taxes	59,867
Insurance	77,476
Advertising and promotion	20,017
Telephone, fax, and internet service	40,422
Professional and consultant fees	44,794
Rent, lights, water, and garbage	36,055
Compliance and registration	24,808
Office expense	10,524
Depreciation and amortization	20,649
Postage	15,136
Travel and entertainment	7,030
Maintenance and repairs	3,374
Subscriptions and dues	2,284
Continuing education	1,395
Taxes and licenses	668
Contributions	600
Total expenses	2,033,628
NET (LOSS) FROM OPERATIONS	(148,611)
OTHER INCOME (EXPENSE)	
Miscellaneous income	1,896
Interest expense	(14,622)
Penalties and restitution	(12,775)
TOTAL OTHER INCOME (EXPENSE)	(25,501)
NET (LOSS) BEFORE INCOME TAXES	(174,112)
INCOME TAX BENEFIT	
Deferred	51,340
NET INCOME	$ (122,772)

The accompanying "Notes to Financial Statements" are an integral part of this statement.

Pennaluna & Company

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the Year Ended June 30, 2009

	Capital Stock	Additional Paid In Capital	Treasury Stock	Retained Earnings
BALANCES, as previously reported	$ 46,182	$ 334,115	$ (146,000)	$ 402,840
PRIOR PERIOD ADJUSTMENT				81,217
BALANCES, restated as of June 30, 2008	46,182	334,115	(146,000)	484,057
NET INCOME				(122,772)
OTHER CURRENT YEAR CHANGES:				
Purchased 100 shares of Treasury Stock at $30/sh			(3,000)	
Issued 1700 shares at $30/sh	1,700	49,300		
BALANCES, at June 30, 2009	$ 47,882	$ 383,415	$ (149,000)	$ 361,285

The accompanying "Notes to Financial Statements" are an integral part of this statement.

Pennaluna & Company

STATEMENT OF CASH FLOWS
For the Year Ended June 30, 2009

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	(122,772)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		20,649
Change in deferred tax provision		(51,340)
Decrease in accounts receivable		93,298
(Increase) in prepaid expenses		(10)
Decrease in escrow deposit		1,094
Decrease in inventory		110,216
Increase in accounts payable		15,426
(Decrease) in pension payable		(150,000)
(Decrease) in income taxes payable		(50,860)
Net cash (used) by operating activities		(134,299)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net change in investment activity		24,500
Purchase of equipment		(1,336)
Net cash provided by investing activities		23,164
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from stock issuance		51,000
Purchase of treasury stock		(3,000)
Net cash provided by financing activities		48,000
NET (DECREASE) IN CASH		(63,135)
CASH, beginning of year		175,104
CASH, end of year	$	111,969

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid for income taxes	$	115,089
Cash paid for interest	$	14,622

The accompanying "Notes to Financial Statements" are an integral part of this statement.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business – Pennaluna is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). Pennaluna is an Idaho Corporation with operations located in Coeur d'Alene, Idaho and the surrounding area. Pennaluna's customers are located primarily in Idaho and Washington. Pennaluna utilizes a third party clearing house, National Financial Services, L.L.C., to handle all customer transactions as well as broker trades.

Depreciation – Depreciation is computed for some assets using the accelerated method over the existing useful life of the asset as allowed under the Internal Revenue Code. Use of this method does not materially differ from depreciation methods under generally accepted accounting principles. Depreciation on remaining assets is calculated using the straight-line method over the existing useful life.

Accounts Receivable – The Company identifies its bad debts using the specific identification method. Use of this method does not result in a material difference from the valuation method required by generally accepted accounting principles. Amounts due Pennaluna are computed by and remitted through National Financial Services, L.L.C.

Accounting for Long-lived Assets – In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-lived Assets.* SFAS No. 144 requires that a single accounting model be used for long-lived assets to be disposed of by sale, and broadens the presentation of discontinued operations to include more disposal transactions. The Statement requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. Management of the Company reviews the carrying value of its equipment and leasehold improvements, goodwill, and other assets on a regular basis. Estimated undiscounted future cash flows from related operations are compared with the current carrying values. Reductions to the carrying value, if necessary, are recorded to the extent the net book value of the assets exceeds the estimate of future undiscounted cash flows.

Securities Owned and Sold, not yet Purchased – Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commissions income and expenses reported on a trade date basis. Securities owned and sold, not yet purchased, consist primarily of publicly traded stocks held for resale, and are valued at market, on a first-in, first-out basis. Market values of stocks are subject to volatility and may change significantly before the stock is sold. Unrealized losses of ($127,288) are included in income for the year ended June 30, 2009. Securities owned and sold, not yet purchased are in the physical custody of National Financial Services, L.L.C.

Advertising Costs – Advertising costs are expensed as incurred.

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Continued)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Equivalents – For reporting purposes the Company considers short-term investments (less than three months) to be cash equivalents.

Concentration of Credit Risk – The Company places its temporary cash investments with high quality financial institutions and, by policy, limits the amount of credit exposure to any one financial institution. At times, such investments may be in excess of the FDIC insurance limit.

Goodwill and Intangible Assets – The cost of the investment in the purchased Company in excess of the underlying fair value of net assets at the date of acquisition is recorded as goodwill. Purchased goodwill in the amount of $30,500 was being amortized over 40 years. In June 2001, the Financial Accounting Standards Board approved for issuance Statement of Financial Accounting Standards No. 142 (SFAS 142), *Goodwill and Intangible Assets,* which revises the accounting for purchased goodwill and intangible assets. Under SFAS 142, goodwill and intangible assets with indefinite lives will no longer be amortized, but will be tested for impairment annually. SFAS 142 was effective for fiscal years beginning after December 15, 2001. Management does not believe goodwill is impaired at June 30, 2009.

Commissions – Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Investments not readily marketable – Investments not readily marketable represents restricted stock held at cost in the amount of $41,800 as of June 30, 2009.

NOTE 2: INCOME TAXES

The Company provides for income taxes based upon the income reported for financial statement purposes. Deferred income taxes are provided for timing differences in reporting income for financial statement and tax return purposes. The Company has recognized a net deferred tax asset for the difference in depreciation expense taken and the unrealized loss not reported for tax purposes.

The provision for income tax and the related liability accounts at June 30, 2009 are summarized as follows:

Income Tax Provision

	Federal	State	Total
Income taxes include:			
Current liability	$ 0	$ 0	$ 0
Current deferred tax asset	(11,834)	(1,690)	(13,524)
Noncurrent deferred liability	5,378	768	6,146
Net deferred tax asset	$ (6,456)	$ (922)	$ (7,378)
The provision for income tax expense:			
Current expense			$ 0
Deferred tax (benefit)			(51,340)
Total			$(51,340)

(Continued)

NOTE 3: PREPAID EXPENSES

Prepaid expenses are advance payments for products or services that will be used in operations in subsequent periods or years. Prepaid insurance at June 30, 2009 was $10,382.

NOTE 4: EMPLOYEE BENEFIT PLAN

On July 1, 2003, the Company established a retirement plan under provisions of the Internal Revenue Code. The plan provides for annual discretionary contributions up to the maximum allowed as a deduction by the Internal Revenue Code. The discretionary contribution for June 30, 2009 totaled $0.

NOTE 5: PRIOR PERIOD ADJUSTMENT

As of June 30, 2008, Pennaluna anticipating to maximize their pension funding of $150,000 for tax purposes reducing their 2008 tax expense by $68,783. However, due to the change in the economic climate and the losses incurred in the market the company decided not to fund their pension and pay their entire tax liability without the pension expense, resulting in a net increase to retained earnings of $81,217.

Prior year beginning retained earnings	$402,840
Adjustment for unpaid pension	150,000
Adjustment for additional taxes paid	(68,783)
Retained earnings restated as of June 30, 2009	$484,057

SUPPLEMENTARY INFORMATION

Pennaluna & Company

SCHEDULE I - NET CAPITAL REQUIREMENTS
June 30, 2009

COMPUTATION OF NET CAPITAL:

Total equity	$ 643,582
Deduct:	
Total non-allowable assets	(112,649)
Haircuts	(107,572)
NET CAPITAL	$ 423,361

RECONCILIATION OF NET CAPITAL CALCULATION PER FOCUS REPORT TO ABOVE:

Net capital per focus report	$ 423,361
NET CAPITAL, per above	$ 423,361

CALCULATION OF MINIMUM NET CAPITAL REQUIREMENT:

Minimum net capital is computed as the greater of $100,000 or market makers at June 30, 2009.

Market makers at June 30, 2009 were $154,000. For the year ended June 30, 2009 the minimum net capital requirement is $154.000.

Pennaluna & Company

SCHEDULE II - SUPPORTING CALCULATIONS FOR NET CAPITAL REQUIREMENTS
June 30, 2009

	Allowable	Non-Allowable	Total
ASSETS			
Cash	$ 111,769	$ 200	$ 111,969
Accounts receivable - clearance account & other	48,637		48,637
Securities inventory	519,929		519,929
Prepaid expenses	10,382		10,382
Investments not readily marketable		41,800	41,800
Escrow account		6,824	6,824
Deferred tax asset		13,524	13,524
Furniture and equipment - net		29,801	29,801
Deposit		500	500
Intangibles - net		20,000	20,000
Total assets	$ 690,717	$ 112,649	$ 803,366

	Aggregate Indebtedness	Non-Aggregate Indebtedness	Total
LIABILITIES			
Accrued expenses	$ 105,983	$ 47,655	$ 153,638
Deferred tax liability		6,146	6,146
Total liabilities	$ 105,983	$ 53,801	159,784
EQUITY			
Common stock			47,882
Additional paid-in-capital			383,415
Retained earnings			361,285
Treasury stock			(149,000)
Total equity			643,582
Total liabilities and equity			$ 803,366

SCHEDULE OF HAIRCUTS:

	Market Value of Securities	Haircut Percentage	Haircut
	$ 145,795	15%	$ 21,869
	8,797	40%	3,519
	74,210	100%	74,210
	290,647	2%	5,813
	480	100%	480
		add'l haircut	1,681
	$ 519,929		107,572
Total haircuts			$ 107,572

UNDUE CONCENTRATION:

There was no required charge to net capital due to undue concentrations.

Magnuson, McHugh
& Company, P.A.
CPAs and Consultants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Pennaluna & Company
421 Sherman Ave., Suite 203
Coeur d'Alene, ID 83814

In planning and performing our audit of the financial statements and supplemental schedules of Pennaluna & Company (the Company), as of and for the year ended June 30, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(Continued)

55 Years of Service
2100 Northwest Blvd., Suite 400 • PO Box 1379 • Coeur d'Alene, ID 83816-1379
208-765-9500 • 800-735-1115 • fax: 208-667-9174 • cpas@mmcocpa.com
Count On Us To Care

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15-c3-3 (CONCLUDED)

Our consideration of internal control was for the limited purpose described in the preceding paragraph and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and, therefore, there can be no assurance that all such deficiencies have been identified. However, as discussed below, we identified certain deficiencies in internal control that we consider to be significant deficiencies.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. We did not identify any deficiencies in internal control that we consider to be material weaknesses.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. We consider the following deficiency in Pennaluna & Company, Inc.'s internal control to be a significant deficiency:

LACK OF SEGREGATION OF DUTIES

Statement of Condition: The size of Pennaluna & Company, Inc. prevents the entity from being able to have an adequate segregation of duties in their accounting systems.

Recommendation: In order to sufficiently mitigate the effects of the control deficiency created due to a lack of segregation of duties at Pennaluna & Company, Inc., we recommend that either the Secretary or the President sign the accounts payables checks and approve invoices.

Response and Corrective Action Plan: Management has agreed that all incoming bills (accounts payable) be reviewed, approved and initialed as appropriate. The Secretary or the President will sign all checks relating to accounts payable.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2009 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other purpose.

Magnuson, McHugh & Company, P.A.

August 25, 2009